Mail Stop 4561

January 11, 2008

Mr. David J. Hegarty
President and Chief Operating Officer
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts   02458

> **Re: Senior Housing Properties Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-15319**

Dear Mr. Hegarty:

We have reviewed your response letter dated December 26, 2007 and have the following additional comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2006

Consolidated Statement of Income, page F-5

1. We note your response to comment 2. Please additionally tell us what consideration you gave to presenting the properties sold as discontinued operations pursuant to paragraphs 41-44 of SFAS 144 since it appears that these properties may have been components.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief